May 8, 2007

Dear Enpath Medical, Inc. Shareholder:

We are pleased to inform you that on April 28, 2007, Enpath Medical, Inc. (“Enpath”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Greatbatch, Ltd. (“Limited”), an indirect wholly-owned subsidiary of Greatbatch, Inc., and Chestnut Acquisition Corporation, a wholly-owned subsidiary of Limited (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Enpath (the “Common Stock”) at a price of $14.38 per share in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 8, 2007, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 5, 2007. Following the successful consummation of the Offer, Purchaser will merge with and into Enpath on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) Purchaser and Greatbatch, Inc., which will be canceled, and (b) shareholders, if any, who properly exercise their dissenters’ rights under Minnesota law) will be converted into the right to receive the Offer Price.

The board of directors of Enpath has unanimously determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of Enpath’s shareholders and approved the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement. Accordingly, the board of directors of Enpath unanimously recommends that Enpath’s shareholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and vote in favor of the Merger Agreement, if approval by Enpath’s shareholders is required by applicable law in order to consummate the Merger.

In arriving at its recommendation, the board of directors of Enpath gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

James D. Hartman
Chairman of the Board of Directors of Enpath Medical, Inc.